OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2014
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **April 2012**

Commission File Number **001-34399**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
————

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
————

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Sharpe Resources Corporation
	(Registrant)
Date:___April 27, 2012___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-09)

SHARPE RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED
DECEMBER 31, 2011 AND DECEMBER 31, 2010
(EXPRESSED IN UNITED STATES DOLLARS)

Independent Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

Report on the Consolidated Financial Statements

We have audited the accompanying financial statements of Sharpe Resources Corporation, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sharpe Resources Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainty and raises substantial doubt about the Company's ability to continue as a going concern.

MSCM LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 27, 2012



Management's Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Sharpe Resources Corporation (the "Company" or "Sharpe") are the responsibility of management and the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the financial position date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with all applicable International Financial Reporting Standards.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) *"Roland M. Larsen"*   (signed) *"Kimberly L. Koerner"*

Roland M. Larsen   Kimberly L. Koerner
Chief Executive Officer   Acting in the Capacity of
                                                                          Chief Financial Officer

Toronto, Canada
April 27, 2012

Sharpe Resources Corporation

Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	December 31, 2011		December 31, 2010 (note 16)		January 1, 2010 (note 16)
ASSETS					
Current assets					
Cash and cash equivalents (note 5)	$ 7,420	$	8,519	$	89,138
Amounts receivable and other assets (note 6)	22,917		-		-
	30,337		8,519		89,138
Due from related party (note 10)	-		-		250,000
Total assets	$ 30,337	$	8,519	$	339,138
EQUITY AND LIABILITIES					
Current liabilities					
Accounts payable and other liabilities (note 8)	$ 303,751	$	242,846	$	175,760
Current portion of due to related parties (note 10)	111,654		69,778		25,400
Other liabilities (note 14)	563,818		563,818		563,818
	979,223		876,442		764,978
Due to related parties (note 10)	17,953		67,276		111,654
Total liabilities	997,176		943,718		876,632
Equity					
Share capital (note 11)	11,525,080		11,463,430		11,463,430
Equity settled share-based payment reserve	455,335		455,335		455,335
Deficit	(12,947,254)		(12,853,964)		(12,456,259)
Total equity	(966,839)		(935,199)		(537,494)
Total equity and liabilities	$ 30,337	$	8,519	$	339,138

Nature of operations and going concern (note 1)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

		2011		2010
For the years ended December 31				(note 16)
Revenue				
Petroleum and natural gas revenue	$	**116,718**	$	4,004
Interest income		**-**		24
Other income		**16,650**		291
		133,368		4,319
Operating and administrative expenses				
General and administrative (note 9)		**123,364**		107,778
Operating		**79,305**		161
Interest on advance		**1,436**		2,032
Interest on loan claims		**22,553**		22,553
		226,658		132,524
Loss before impairment of due from related party		**(93,290)**		(128,205)
Impairment of due from related party		**-**		(269,500)
Net loss and comprehensive loss for the year	$	**(93,290)**	$	**(397,705)**
Net loss per share (note 12)				
- Basic	$	**(0.00)**	$	(0.00)
- Diluted	$	**(0.00)**	$	(0.00)
Weighted average number of common shares				
outstanding - basic and diluted		**47,462,329**		46,619,863

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation
Consolidated Statements of Changes in Equity
(Expressed in United States Dollars)

	Share capital	Equity settled share-based payment reserve	Deficit	Total
Balance, January 1, 2010	$ 11,463,430	$ 455,335	$ (12,456,259)	$ (537,494)
Net loss and comprehensive loss for the year	-	-	(397,705)	(397,705)
Balance, December 31, 2010	**11,463,430**	**455,335**	**(12,853,964)**	**(935,199)**
Share issuances for services rendered	61,650	-	-	61,650
Net loss and comprehensive loss for the year	-	-	(93,290)	(93,290)
Balance, December 31, 2011	**$ 11,525,080**	**$ 455,335**	**$ (12,947,254)**	**$ (966,839)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31		**2011**		**2010** (note 16)
Operating activities				
Net loss for the year	$	**(93,290)**	$	(397,705)
Items not affecting cash:				
Issuance of shares for services rendered		**61,650**		-
Impairment of due from related party		**-**		269,500
Non-cash working capital items:				
Amounts receivable and other assets		**(22,917)**		-
Accrued interest payable		**23,989**		24,585
Accounts payable and other liabilities		**36,916**		23,001
Net cash provided by (used in) operating activities		**6,348**		(80,619)
Financing activity				
Repayment of related party		**(7,447)**		-
Net cash used in financing activity		**(7,447)**		-
Change in cash and cash equivalents		**(1,099)**		(80,619)
Cash and cash equivalents, beginning of year		**8,519**		89,138
Cash and cash equivalents, end of year	$	**7,420**	$	8,519

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation
Notes to Consolidated Financial Statements
December 31, 2011 and December 31, 2010
(Expressed in United States Dollars)

1. Nature of operations and going concern

Sharpe Resources Corporation (the "Company" or "Sharpe") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

The primary office is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6.

The Company's financial year ends on December 31. The consolidated financial statements of Sharpe for the year ended December 31, 2011 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on April 27, 2012.

As at December 31, 2011, the Company had negative working capital of $948,886 (December 31, 2010 - negative working capital of $867,923) and an accumulated deficit of $12,947,254 (December 31, 2010 - $12,853,964).

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company funded its operations for the year ended December 31, 2011 through the use of existing cash reserves and petroleum and natural gas revenue. The Company does not have sufficient cash reserves or expected revenue to fund its administrative costs for the following 12 months and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2. Significant accounting policies

(a) Conversion to International Financial Reporting Standards ("IFRS") and Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB").

These are the Company's first annual consolidated financial statements prepared in accordance with IFRS. Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The disclosures required by the provisions of IFRS 1, "First-time adoption of International Financial Reporting Standards", explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in note 16.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS statement of financial position at January 1, 2010 (note 16) for the purposes of the transition to IFRS, as required by IFRS 1.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as 'at fair value through profit or loss' ("FVTPL"). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

2.   Significant accounting policies (continued)

(c)   Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary. The results of its subsidiaries acquired or disposed of during the periods presented are included in the consolidated statement of loss and comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)   Foreign currency translation

The functional currency, as determined by management, is the US dollar. For the purpose of these consolidated financial statements, the results and financial position are reported in US dollars.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognised in the consolidated statement of loss and comprehensive loss.

(e)   Cash and cash equivalents

Cash includes cash on hand with a Canadian chartered bank. Cash equivalents include short-term deposits with an original maturity of three months or less and which are readily convertible into a known amount of cash.

(f)   Financial instruments

Financial assets:

The Company recognizes a financial asset or financial liability when it becomes a party to the instrument's contractual provisions. It initially measures financial assets and financial liabilities at their fair value, adding or deducting directly attributable transaction costs.

The Company's financial instruments and their classifications, described further below, are as follows:

Financial assets:	Classification:
Cash	Loans and receivables
Amounts receivable	Loans and receivables
Financial liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Other liabilities	Other financial liabilities

2.   Significant accounting policies (continued)

(f)   Financial instruments (continued)

Financial assets:

The Company recognizes and derecognizes all financial assets on the trade date. It derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of its ownership to another entity. It classifies financial assets into the following specified categories: financial assets at FVTPL, 'held-to-maturity' investments, 'available-for-sale' financial assets and 'loans and receivables'. It determines the classification at the time of initial recognition, depending on the nature and purpose of the financial assets. The Company classifies all its financial assets in the loans and receivables category as of December 31, 2011.

Loans and receivables:

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. The Company measures loans and receivables at amortized cost using the effective interest method, less any impairment, except for short-term receivables for which recognizing interest would be immaterial. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all transaction costs and other premiums or discounts) through the instrument's expected life (or, where appropriate, a shorter period) to the net carrying amount on initial recognition.

Financial liabilities:

The Company classifies financial liabilities as either financial liabilities at FVTPL or other financial liabilities.

The Company does not currently have any financial liabilities in the at FVTPL category.

Other financial liabilities:

The Company initially measures other financial liabilities, consisting of accounts payable and amounts due to related parties, at their fair value, net of transaction costs, and subsequently at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired.

Impairment of financial assets:

The Company assesses financial assets, other than those at FVTPL, for indications of impairment at the end of each reporting period. For financial assets carried at amortized cost, the amount of any impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include:

- Significant financial difficulty of the issuer or counterparty; or
- Default or delinquency in interest or principal payments; or
- The likelihood that the borrower will enter bankruptcy or financial re-organization.

2.   Significant accounting policies (continued)

(f)   Financial instruments (continued)

Impairment of financial assets (continued):

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized

(g)   Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized when the significant risks and rewards of ownership have been transferred. This occurs when title has been passed to the buyer, products have been delivered to the location specified in the sales contract and risk of loss has been transferred to the buyer. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured at the fair value of consideration received.

(h)   Share-based payment transactions

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of share-based payments to non-employees and other share-based payments are based on the fair value of the goods or services received. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted at the date the Company receives the goods or services.

(i)   Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

2.   Significant accounting policies (continued)

(i)   Income taxes (continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)   Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The treasury stock method is used to arrive at the diluted loss per share, which is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all options outstanding that may add to the total number of common shares.

The Company's diluted loss per share does not include the effect of stock options as they are anti-dilutive.

(k)   Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(l)   Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2011 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(l) Recent Accounting Pronouncements (continued)

(i) IFRS 9 – Financial instruments ("IFRS 9") was issued by the IASB in November 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements ("IFRS 10") was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity's returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements ("IFRS 11") was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv) IFRS 12 – Disclosure of interests in other entities ("IFRS 12") was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and unconsolidated structured vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v) IFRS 13 – Fair value measurement ("IFRS 13") was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

- fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
- financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity's net risk exposure;
- disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
- a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
- a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs;
- and information must be provided on an entity's valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(l) Recent Accounting Pronouncements (continued)

(vi) IAS 1 – Presentation of financial statements ("IAS 1") was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

3. Capital risk management

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be equity, which comprises share capital, reserves and deficit, which at December 31, 2011 totalled ($966,839) (December 31, 2010 - ($935,199); January 1, 2010 - ($537,494)).

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2011.

4. Financial instruments and risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate and foreign exchange rate risk). Risk management is carried out by the Company's management team with guidance from the Audit Committee and Board of Directors.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of non-interest and interest bearing bank accounts with reputable financial institutions. Amounts receivable are in good standing as of December 31, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. As at December 31, 2011, the Company had a cash and cash equivalents balance of $7,420 (December 31, 2010 - $8,519) to settle accounts payable and other liabilities of $303,751 (December 31, 2010 - $242,846), the current portion of due to related parties of $111,654 (December 31, 2010 - $69,778) and other liabilities of $563,818 (December 31, 2010 - $563,818). The Company's accounts payable and other liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see notes 10(iii) and 10(iv)). The Company is seeking sources of additional capital to improve its liquidity position.

Sharpe Resources Corporation

Notes to Consolidated Financial Statements
December 31, 2011 and December 31, 2010
(Expressed in United States Dollars)

4.   **Financial instruments and risk factors (continued)**

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest Rate Risk

The Company has cash balances subject to variable interest rates and balances due to related parties with fixed interest rates (refer to notes 10(iii) and 10(iv)). The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks.

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. Management does not hedge its foreign exchange risk.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) FVTPL assets include an interest bearing bank account with a variable interest rate. As at December 31, 2011, sensitivity to a plus or minus 10% change in interest rates would not be significant to the statement of loss and comprehensive loss.

(ii) The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and other liabilities and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $11,000 with all other variables held constant.

5.   **Cash and cash equivalents**

	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$ 7,420	$ 8,519	$ 23,022
Cash equivalents	-	-	66,116
Total	$ 7,420	$ 8,519	$ 89,138

6.   **Amounts receivable and other assets**

	December 31, 2011	December 31, 2010	January 1, 2010
Amounts receivable	$ 12,416	$ -	$ -
HST recoverable	10,501	-	-
Total	$ 22,917	$ -	$ -

(Expressed in United States Dollars)

7. Categories of financial instruments

	December 31, 2011	December 31, 2010	January 1, 2010
Financial assets:			
Loans and receivables			
Cash and cash equivalents	**$ 7,420**	$ 8,519	$ 89,138
Amounts receivable	**$ 12,416**	$ -	$ -
Due from related party	**$ -**	$ -	$ 250,000
Financial liabilities:			
Other financial liabilities			
Accounts payable and other liabilities	**$ 303,751**	$ 242,846	$ 175,760
Due to related parties	**$ 129,607**	$ 137,054	$ 137,054
Other liabilities	**$ 563,818**	$ 563,818	$ 563,818

8. Accounts payable and other liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
Due within the year			
Trade payables	**$ 104,613**	$ 79,753	$ 19,527
Accrued liabilities	**199,138**	163,093	156,233
Total	**$ 303,751**	$ 242,846	$ 175,760

9. General and administrative

For the years ended December 31	2011	2010
Office and general	**$ 34,057**	$ 60,538
Professional fees	**61,026**	23,269
Audit fees	**19,560**	18,833
Investor relations	**8,721**	5,138
	$ 123,364	$ 107,778

10. Related Party Transactions

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

(a) Sharpe entered into the following transactions with related parties:

For the years ended December 31	2011	2010
Roland MD Larsen (i)	**$ 20,550**	$ -

(i) 500,000 shares were issued to the son of the Chief Executive Officer of the Company for employment services. They are valued at the fair market value of the shares on the date of issuance (note 11(b)(i)).

(Expressed in United States Dollars)

10. Related Party Transactions (continued)

(b) Balances with related parties are comprised of:

	Note	December 31, 2011	December 31, 2010	January 1, 2010
Due from related party:				
Standard Energy Company	(ii)	**$ -**	$ -	$ 250,000
Due to related parties:				
Roland Larsen	(iii)	**$ 17,953**	$ 25,400	$ 25,400
Royal Standard Minerals Inc. - current portion	(iv)	**111,654**	44,378	-
		129,607	69,778	25,400
Royal Standard Minerals Inc. - long-term portion	(iv)	**-**	67,276	111,654
		$ 129,607	$ 137,054	$ 137,054

(ii) Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. An impairment loss was recognized on the loan receivable due to the uncertainty with respect to collection during the year ended December 31, 2010.

(iii) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iv) Royal Standard Minerals Inc. ("RSM") was a related company by virtue of common management and common directors. As of December 7, 2011, the company ceased to be a related party, as Roland Larsen has stepped down as President and Chief Executive Officer of RSM.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. The Company had executed a promissory note (the "Note") in favour of RSM that provided for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against due to related parties, RSM has a balance owing from Sharpe in the amount of $21,480 (December 31, 2010 - $21,480). The first payment due on September 9, 2011 was not paid. The outcome of this missed payment is unknown.

11. Share capital

a) Authorized share capital

Unlimited common shares without par value

Sharpe Resources Corporation
Notes to Consolidated Financial Statements
December 31, 2011 and December 31, 2010
(Expressed in United States Dollars)

11.   Share capital (continued)

b) Common shares issued

	Number of common shares	Amount
Balance, January 1, 2010, December 31, 2010	46,619,863	$ 11,463,430
Issued (i)	1,500,000	61,650
Balance, December 31, 2011	48,119,863	$ 11,525,080

(i) On June 9, 2011, 1,500,000 shares were issued to individuals for employment or similar services. These individuals have never been paid by the firm and it has been determined that the fair value of the services is not reliably estimable. The company has valued the shares based on the fair market value of the shares on the date of issue.

12.   Net loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the net loss attributable to common shareholders of $93,290 (December 31, 2010 - $397,705) and the diluted weighted average number of common shares outstanding of 47,462,329 (December 31, 2010 - 46,619,863). Diluted loss per share did not include the effect of 3,100,000 (December 31, 2010 - 3,100,000) stock options as they are anti-dilutive.

13.   Stock options

The following table reflects the continuity of stock options:

	Number of stock options	Weighted average exercise price (Cdn $)
Balance, January 1, 2010	3,580,000	0.10
Expired	(480,000)	0.10
Balance, December 31, 2010 and December 31, 2011	3,100,000	0.10

The following table reflects the actual stock options issued and outstanding as of December 31, 2011:

	Exercise Price (Cdn $)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (Exercisable)
(i)	0.10	0.62	1,600,000	1,600,000
(ii)	0.10	1.61	1,500,000	1,500,000
	0.10	1.10	3,100,000	3,100,000

(i) Stock options expire on May 15, 2012; and
(ii) Stock options expire on May 8, 2013.

(Expressed in United States Dollars)

14. Other liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
Unsecured vendor loan claims	**$ 563,818**	$ 563,818	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense. For the year ended December 31, 2011, the Company accrued the dividend of $22,553 (year ended December 31, 2010 - $22,553). A total of $152,233 of dividends in arrears are included in accounts payable and other liabilities.

15. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory rate with the actual income tax expense (recovery):

For the years ended December 31	**2011**	**2010**
Loss before income taxes	**$ (93,290)**	$ (397,705)
Combined federal and provincial statutory income tax rate	**28.25 %**	30.00 %
Expected income tax recovery	**$ (26,354)**	$ (119,312)
Difference between current and future tax rates and tax rates in foreign jurisdictions	**28,914**	101,339
Expiry of losses	**-**	52,400
Foreign exchange impact	**2,260**	(9,000)
Change in unrecognized temporary differences	**(4,820)**	(25,427)
Income tax expense (recovery)	**$ -**	$ -

Deferred income taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred income tax assets have not been recognized in respect of the following items:

	December 31, 2011	**December 31 2010**
Deferred income tax assets		
Non capital losses	**$ 978,100**	$ 894,000
Deductible temporary differences		
Capital assets	**60,200**	60,200
Excess petroleum assets tax basis over accounting value	**264,300**	264,300

The deductible temporary differences noted above do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

(Expressed in United States Dollars)

15. Income Taxes (continued)

The Company's non-capital income tax losses will expire as follows:

	Canada	USA
2014	$ 43,600	$ -
2015	27,900	-
2026	80,600	187,300
2027	118,400	55,000
2028	162,200	9,800
2029	74,700	37,900
2030	43,800	29,500
2031	104,500	-
	$ 655,700	$ 319,500

16.   Conversion to IFRS

As stated in Significant Accounting Policies note 2, these consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The policies set out in the Significant Accounting Policies section have been applied in preparing the consolidated financial statements for the years ended December 31, 2011 and 2010 and in the preparation of an opening IFRS consolidated statement of financial position at January 1, 2010 (the Company's date of transition).

First-time adoption of IFRS

The Company did not use any of the exemptions listed in IFRS 1 at the transition date.

The adoption of IFRS had no changes to the Company's financial position, financial performance and cash flows. Specifically, the main areas of accounting focus for the Company to date have been, and will continue to be prior to the consummation of a mineral asset acquisition, the issuance of share capital, the recording of share based payments and the recording of cash transactions for which there are very few or no significant differences between IFRS and Canadian GAAP.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS consolidated statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective or available for early adoption on December 31, 2011, the Company's first annual IFRS reporting date. However, these changes to its accounting policies have not resulted in any significant change to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company's accounting policies on adoption of IFRS.

Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the recoverable amount, being the higher of (i) fair value less cost to sell and (ii) the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There is no impact on the consolidated financial statements.

Transition date consolidated statement of financial position

The Company's Transition Date IFRS consolidated statement of financial position is included as comparative information in the consolidated statements of financial position in these consolidated financial statements. The changes in accounting policies resulting from the Company's adoption of IFRS had no impact on the consolidated statement of financial position as at the Transition Date of January 1, 2010.

Sharpe Resources Corporation
Notes to Consolidated Financial Statements
December 31, 2011 and December 31, 2010
(Expressed in United States Dollars)

16. Conversion to IFRS (continued)

Comparative consolidated financial statements

The changes in accounting policies resulting from the Company's adoption of IFRS had no impact on the consolidated statement of financial position as at December 31, 2010.

Comparative consolidated statement of cash flows

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under Canadian GAAP for the year ended December 31, 2010.

Presentation

Certain amounts on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss and consolidated statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Reconciliation between IFRS and Canadian GAAP

The January 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to the Transition Date IFRS consolidated statement of financial position as follows:

January 1, 2010	Canadian GAAP		Effect of Transition to IFRS		IFRS
ASSETS					
Current assets					
Cash and cash equivalents	$ 89,138	$	-	$	89,138
	89,138		-		89,138
Due from related party	250,000		-		250,000
Total assets	$ 339,138	$	-	$	339,138
EQUITY AND LIABILITIES					
Current liabilities					
Accounts payable and other liabilities	$ 175,760	$	-	$	175,760
Current portion of due to related parties	25,400		-		25,400
Other liabilities	563,818		-		563,818
	764,978		-		764,978
Due from related parties	111,654		-		111,654
Total liabilities	876,632		-		876,632
Equity					
Share capital	11,463,430		-		**11,463,430**
Contributed surplus	455,335		-		**455,335**
Deficit	(12,456,259)		-		**(12,456,259)**
Total equity	(537,494)		-		**(537,494)**
Total equity and liabilities	$ 339,138	$	-	$	339,138

(Expressed in United States Dollars)

16. Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP (continued)

The December 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to the IFRS consolidated statement of financial position as follows:

December 31, 2010	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS			
Current assets			
Cash and cash equivalents	$ 8,519	$ -	**$ 8,519**
Total assets	$ 8,519	$ -	**$ 8,519**
EQUITY AND LIABILITIES			
Current liabilities			
Accounts payable and other liabilities	$ 242,846	$ -	**$ 242,846**
Current portion of due to related parties	69,778	-	**69,778**
Other liabilities	563,818	-	**563,818**
	876,442	-	**876,442**
Due to related parties	67,276	-	**67,276**
Total liabilities	943,718	-	**943,718**
Equity			
Share capital	11,463,430	-	**11,463,430**
Contributed surplus	455,335	-	**455,335**
Deficit	(12,853,964)	-	**(12,853,964)**
Total equity	(935,199)	-	**(935,199)**
Total equity and liabilities	$ 8,519	$ -	**$ 8,519**

Sharpe Resources Corporation
Notes to Consolidated Financial Statements
December 31, 2011 and December 31, 2010
(Expressed in United States Dollars)

16.   Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP (continued)

The year ended December 31, 2010 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	Year Ended December 31, 2010		
Revenue			
Petroleum and natural gas revenue	$ 4,004	$ -	$ 4,004
Interest income	24	-	24
Other income	291	-	291
	4,319	-	4,319
Operating and administrative expenses			
General and administrative	107,778	-	107,778
Operating	161	-	161
Interest on advance	2,032	-	2,032
Interest on loan claims	22,553	-	22,553
	132,524	-	132,524
Loss before the following:	(128,205)	-	(128,205)
Impairment of due from related party	(269,500)	-	(269,500)
Net loss and comprehensive loss for the year	$ (397,705)	$ -	$ (397,705)

The year ended December 31, 2010 Canadian GAAP consolidated statement of cash flows has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	Year Ended December 31, 2010		
Operating activities			
Net loss for the year	$ (397,705)	$ -	$ (397,705)
Non-cash working capital items:			
Accrued interest payable	24,585	-	24,585
Impairment of due from related party	269,500	-	269,500
Accounts payable and other liabilities	23,001	-	23,001
Net cash used in operating activities	(80,619)	-	(80,619)
Cash, beginning of year	89,138	-	89,138
Cash, end of year	$ 8,519	$ -	$ 8,519